212-373-3085

212-492-0085

tzaccone@paulweiss.com

February 1, 2013

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

InterMedia Outdoor Holdings, Inc.

Amendment No. 2 to Preliminary Registration Statement on Form S-4

Filed January 23, 2013

File No. 333-185106

Dear Mr. Spirgel:

On behalf of our client, InterMedia Outdoor Holdings, Inc. (“IMOH” or the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jerome Letter, Chief Financial Officer of IMOH dated January 29, 2013 (the “Comment Letter”) regarding the above-referenced Preliminary Registration Statement on Form S-4 (“Registration Statement”). The Company submits in electronic form for filing the accompanying Amendment No. 3 to Preliminary Registration Statement on Form S-4 with the Commission (“Amendment No. 3”).

Amendment No. 3 reflects the responses to comments received from the Staff with respect to the Registration Statement in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto. Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 3.

General

1.	The Outdoor Channel Holding’s tax opinion must cover all material U.S. federal tax consequences to shareholders relating to the merger. It is unclear what U.S. federal tax consequences are being “carved out” in the paragraph beginning “[t]his opinion addresses only matters set forth in the second preceding paragraph above.” Please revise to remove any implication that the tax opinion does not cover all material U.S. federal tax consequences.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the tax opinion of Outdoor Channel Holdings, Inc. (“Outdoor Channel”) has been revised in response to the Staff’s comment. The Company will supplementally submit the revised tax opinion to the Staff for its review and will file Exhibit No. 8.2 in a pre-effective amendment.

2.	We note that the Outdoor Channel Holding’s tax opinion contains the consent of counsel to the inclusion of the opinion as an exhibit to the registration statement. Therefore, Outdoor Channel Holdings, Inc.’s shareholders are entitled to rely upon counsel’s opinion. It is not clear what the phrase beginning with “provided, however,” contained in the last sentence of the opinion is intended to mean. Please advise or revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the tax opinion of Outdoor Channel has been revised in response to the Staff’s comment. The Company will supplementally submit the revised tax opinion to the Staff for its review and will file Exhibit No. 8.2 in a pre-effective amendment.

Background of the Proposed Transaction, page 68

3.	The disclosure added in response to comment 7 from our letter dated January 15, 2013 indicates that Kliger did not present a quantitative analysis regarding subscription decline. Please tell us whether Kliger discussed IMOTSC Publishing newsstand sales as compared to newsstand sales generally. If so, please provide relevant disclosure including any comparison of rates of decline.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 73 and 74 has been revised to clarify that Kliger Media’s presentation addressed general circulation, as opposed to subscription sales or newsstand sales as discrete items. Accordingly, we confirm that Kliger Media did not present a quantitative analysis of circulation declines, including either subscription or newsstand sales declines, and it did not discuss IMOTSC publishing newsstand sales as compared to newsstand sales generally.

4.	Kliger’s review before the Board on September 11, 2012 appears to constitute a material report, opinion or appraisal. Please disclose the information required by Item 1015(b) of Regulation M-A, and file any written materials as well as Kliger’s consent as exhibits to the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure appearing on pages 90 and 91 has been revised to summarize Kliger Media’s oral presentation to the Outdoor Channel Board in response to the Staff’s comment and the Company confirms no written presentation was delivered to the Board. The consent of Kliger Media has been filed as Exhibit No. 99.3.

IMOTSC Management’s Discussion And Analysis Of Results Of Operations And Financial Condition Of InterMedia Outdoors Holdings, LLC., page 136

Publishing, page 139

5.	We note that the MD&A disclosure added in response to comment 13 from our letter dated January 15, 2013 relates to circulation revenue from selling subscriptions, while the risk factor on page 45 addresses the weakening of newsstand sales in the magazine industry generally. The supplemental materials provided in support of your added disclosure indicate that IMOTSC’s newsstand circulation has also declined significantly since 2007. Please supplement your disclosure to address this trend in IMOTSC’s newsstand sales.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added disclosure on pages 139, 148, 153 and 159 of the Management’s Discussion and Analysis section with respect to trends in newsstand sales.

Financial Statements

12. Segment Information, page F-29

6.	We note your new disclosure that goodwill for the Network and Digital Media segment increased by approximately $52.6 million and goodwill for the Publishing segment correspondingly decreased by $52.6 million from amounts previously reported. Given the significant adjustment to goodwill per reporting unit, please disclose the reason for the adjustment. Disclose how the adjustment affects your goodwill impairment test. This disclosure should also be included in critical accounting estimates section of MD&A.

We have noted the Staff’s comment and revised the footnote on page F-30 to indicate that the reason for the revision is to correct a clerical error in the preparation of the footnote, and that the previous footnote information had no impact on the annual goodwill impairment test. We have inserted similar language in the critical accounting estimates section of Management’s Discussion and Analysis on page 141 of the disclosure as requested by the Staff.

Supplementally, we advise the Staff that the segment footnote was incorrectly prepared using historical balances of goodwill from the stand-alone financial statements of IMO and TSC. In anticipation of the current Registration Statement on Form S-4 and merger transaction with Outdoor Channel Holdings, Inc., these commonly controlled entities were reorganized and consolidated under IMOTSC. While correct in total, the disclosure for our segments should have reflected the goodwill balances that were assigned to our business units in connection with the reorganization of IMO and TSC under IMOTSC. We also advise the Staff that the correct balances for the business units were used for our goodwill impairment test, which is the reason that the results of that test were unaffected by the error in the footnote disclosures.

*         *         *         *         *

Additionally, per your request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

Enclosures